

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 3, 2010

William Chen
Chief Financial Officer
China Clean Energy, Inc.
Jiangyin Industrial Zone, Jiangying Town
Fuquing City, Fujian Province
People's Republic of China 350309

>   **Re: China Clean Energy, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Form 10-K/A Filed on June 8, 2010**
>   **File No. 0-53773**

Dear Mr. Chen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief